Legacy Capital Fund, Inc.
433 Metairie Road, Suite 405
Metairie, Louisiana
70005

Legacy Capital Fund, Inc. Exemption Report
For the Year Ended December 31, 2015

In accordance with the requirements of SEC Rule 17a-5(d)(4)(i)-(iii), I, Charles D. Porter, certify and attest, to the best of my knowledge and belief that the following statements are true and correct with regard to Legacy Capital Fund, Inc. ("Legacy"):

1. Legacy claimed an exemption from Rule 15c3-3 under provision 15c3-3(k)(2)(i) throughout the most recent fiscal year, in that it is a broker or dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Legacy";

2. Legacy met the above exemptive provisions throughout the most fiscal year without exception.



Charles D. Porter